

40 - 33

811-06463
Branch 18
(AIM Int'l Funds)
MUTUAL

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
FEB 08 2005
WASH. D.C.
202
SECTION

February 3, 2005

VIA CERTIFIED MAIL/RRR




05045070

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Defendant T. Rowe Price International Funds, Inc.'s Motion to Sever and Dismiss Pursuant to Doctrine of Interstate Forum Non Conveniens** in *Edmund Woodbury, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Woodbury v AIM\Corr\L-020305SEC.doc
020305 (1) vtt

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

EDMUND WOODBURY, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al., Defendants.	Case No: 03-L-1253

DEFENDANT T. ROWE PRICE INTERNATIONAL FUNDS, INC.'S MOTION TO SEVER AND DISMISS PURSUANT TO DOCTRINE OF INTERSTATE FORUM NON CONVENIENS

Defendant T. Rowe Price International Funds, Inc. ("Funds, Inc."), by its attorneys, respectfully moves the Court to sever the claims asserted against the T. Rowe Price defendants from the claims asserted against the AIM defendants, and to dismiss the claims against it, pursuant to the doctrine of interstate forum non conveniens.

In support of its motion, Funds, Inc. states as follows:

I. The Claims against T. Rowe Price should be Severed from those against AIM

1. On December 9, 2004, the Court severed the claims of Plaintiff Parthasarathy against the Artisan defendants from those of Plaintiff Woodbury against Funds, Inc. and T. Rowe Price International, Inc. ("International, Inc.") and those of Plaintiffs Smith against AIM International Funds, Inc. and A I M Advisors, Inc. See Order dated December 9, 2004. Funds, Inc. requests that the Court further sever the claims of Plaintiff Woodbury from the claims of Plaintiffs Smith.

2. Each of the T. Rowe Price and AIM mutual fund complexes operates totally separate fund organizations. Each services and manages its own named fund, and only its fund.

Neither of the two pairs of defendants has any relationship to the other pair of defendants. For example, neither of the two provides any of the valuation services at the core of this case to the other set of defendants. Nobody at AIM made a valuation decision for the T. Rowe Price fund. Nobody at T. Rowe Price made a valuation decision for the AIM fund. Furthermore, each fund has its own separate valuation procedures and policies. Each also has its own separate board of directors overseeing its valuation services.

3. In short, these separate and factually distinctive disputes have no factual connection to each other, and thus, are impermissibly joined. See Nelson v. AIM Advisors, Inc., 2002 WL 442189, at *3 (S.D. Ill. March 8, 2002) (Reagan, J.) (court severs claims against each fund group from the claims against all other fund groups since the claims arose out of separate decisions and separate conduct of the different fund groups, even though all claims against all defendants rested on the same legal theory). Allowing them to proceed together will hamper judicial efficiency and create substantial confusion.

II. Ground for Dismissal: The Doctrine of Interstate *Forum Non Conveniens*

4. Mr. Woodbury alleges that he is an investor in the T. Rowe Price International Stock Fund (the "Fund"), a Maryland-based mutual fund, and purports to sue on behalf of himself and a putative class of other investors in the Fund. Funds, Inc. is the Maryland-based issuer of the Fund's shares, and International, Inc. is the Maryland-based adviser to the Fund.

5. The Complaint alleges that the T. Rowe Price defendants value the Fund's shares at 4:00 p.m. E.S.T. using the last trade price in the home market of each foreign security held by the Fund (Cplt. ¶¶ 20-21); those prices are allegedly "stale" since they allegedly do not reflect the current value of those shares at 4:00 p.m. E.S.T. when the value of the Fund shares is determined (Cplt. ¶ 25); and so-called "market-timing traders" take advantage of the allegedly

stale prices to obtain excess profits at the expense of the Fund and its shareholders (Cplt. ¶¶ 39-40).

6. In Illinois, pursuant to the common law doctrine of interstate forum non conveniens, the "court may decline jurisdiction of a case even though it may have proper jurisdiction over all parties and the subject matter involved whenever it appears that there is another forum that can better 'serve the convenience of the parties and the ends of justice.'" Cook v. General Elec. Co., 146 Ill. 2d 548, 588 N.E.2d 1087 (1992); Adkins v. Chicago Rock Island & Pac. R.R., 54 Ill. 2d 511, 514 N.E.2d (1973).

7. Illinois courts consider both "private" and "public" factors in determining whether a case should be dismissed pursuant to the doctrine of interstate forum non conveniens. "In determining whether to dismiss a case under this doctrine, the private interests affecting the convenience of the litigants and the public interests affecting the administration of the courts must be balanced by the court." Vinson v. Allstate, 144 Ill. 2d 306, 310, 579 N.E.2d 857, 859 (1991).

8. The private interest factors include: (1) the convenience of the parties; (2) the relative ease of access to sources of proof; and (3) all other practical problems that make trial of a case "easy, expeditious, and inexpensive," such as, the availability of compulsory process for attendance of unwilling witnesses and the cost of obtaining attendance of such witnesses. See First Nat'l Bank v. Guerine, 198 Ill. 2d 511, 516, 764 N.E.2d 54, 58 (2002); Peile v. Skelgas, Inc., 163 Ill. 2d 323, 336-37, 645 N.E.2d 184, 190-91 (1994).

9. The "public" interest factors include: (1) court congestion; (2) the interest of having "localized" controversies decided "at home"; and (3) the unfairness and burden of imposing the expense of a trial and the obligation of jury duty on residents of an unrelated forum.

See First Nat'l Bank v. Guerine, 198 Ill. 2d at 517, 764 N.E.2d at 58; Peile v. Skelgas, Inc., 163 Ill. 2d at 336-37, 645 N.E.2d at 190-91. In applying the test, courts evaluate the "total circumstances" of the case, without placing central emphasis on any one factor. First Nat'l Bank v. Guerine, 198 Ill. 2d at 518, 764 N.E.2d at 59.[1]

10. Here, on the basis of those factors, the Court should dismiss this action pursuant to the doctrine of interstate forum non conveniens.

11. The convenience of the parties supports dismissal. None of the officers of Funds, Inc. resides or works in Illinois; and only one of its directors resides in Illinois — specifically, in Chicago. Funds, Inc. has no employees. None of the employees, directors or officers of International, Inc., which provide advisory services to the Fund, resides or works in Illinois; they are all located in Maryland (or overseas). The challenged conduct — the allegedly improper valuation of portfolio securities of the Fund —did not occur in Illinois.

12. The convenience of Plaintiff Woodbury is not a controlling consideration. He has no first-hand knowledge of the challenged conduct. The same is true for other members of his purported class. Accordingly, the Court should not defer to Mr. Woodbury's choice of forum, particularly in a purported class action where a plaintiff's choice of forum is less significant than in an individual action. Wheeler v. Kansas Turnpike Auth., 157 Ill. App. 3d 56, 59, 510 N.E.2d 62, 64 (1987).

13. None of the pertinent witnesses who are expected to testify in this action resides or works in Illinois. Rather, they all live or work in Maryland. As noted, Mr. Woodbury himself is not a necessary witness at trial.

---

[1] The application of the forum non conveniens doctrine has been addressed in a number of other Illinois Supreme Court decisions as well. See, e.g., Cook, 146 Ill. 2d at 555, 588 N.E.2d at 1091; Washington v. Illinois Power Co., 144 Ill. 2d 395, 399, 581 N.E.2d 644, 645 (1991); Bland v. Norfolk and W. Ry., 116 Ill. 2d 217, 224, 506 N.E.2d 1291, 1294-95 (1987); Wieser v. Missouri Pac. RR., 98 Ill. 2d 359, 366-72, 456 N.E.2d 98, 102-04 (1983).

14. Neither Funds, Inc. nor International, Inc. has an office in Illinois. Their offices are located in Maryland. International, Inc. also has offices overseas. Finally, the relevant documents are located in Maryland. Illinois Tool Works v. Sierracin Corp., 134 Ill. App. 3d 63, 70, 479 N.E.2d 1046, 1051 (1985).

15. The public interest factors also support dismissal. First and foremost, as already stated, the challenged conduct did not occur in Illinois. In addition, the Illinois courts will not be able to enforce any judgment against the T. Rowe Price defendants, since they are not present in Illinois. See, e.g., DeVries v. Bankers Life Co., 128 Ill. App. 3d 647, 654, 471 N.E.2d 230, 235 (1984). Finally, case management statistics indicate that the state courts in Madison County are more congested than the courts in Baltimore City, Maryland, where the T. Rowe Price defendants are located. For the year July 1, 2002 through June 30, 2003, the average number of days from filing to disposition for a civil case in the Baltimore City court was just over 8 months compared to 30.6 months for actions in the Madison County court. The total number of cases filed in Baltimore City for July 1, 2002 through June 30, 2003 was 62,671 compared with 92,293 in Madison County in 2003. See http://www.courts.state.md.us/annrepstats02-03.pdf (tables CC-11 and 3) and http://www.state.il.us/court/supremecourt/annualreport/2003/summ/pdf (charts on time lapse and civil caseload statistics by county).

16. Funds, Inc. will file a memorandum of law setting forth its legal arguments and case authority.

Wherefore, for the reasons set forth herein, in the Affidavit of David Oestreicher attached hereto as Exhibit A and in the memorandum of law to be filed in support of this motion, Defendant Funds, Inc. respectfully requests that the Court grant the motion to sever the claims of Plaintiff Woodbury against the T. Rowe Price Defendants from those of Plaintiffs Smith against the AIM defendants, and to dismiss the claims against it pursuant to the doctrine of interstate forum non conveniens.

Dated: January 19, 2005

ARMSTRONG TEASDALE LLP



By: ______________________

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS T. ROWE PRICE INTERNATIONAL FUNDS, INC. AND T. ROWE PRICE INTERNATIONAL, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 19th day of January, 2005:

George A. Zelcs, Esq.
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
Korein Tillery
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
Korein Tillery
701 Market Street, Suite 300
St. Louis, Missouri 63101

ATTORNEYS FOR PLAINTIFFS



IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

EDMUND WOODBURY, individually and on)
behalf of all others similarly situated,)
)
Plaintiffs,)
)
vs.) Case No: 03-L-1253
)
T. ROWE PRICE INTERNATIONAL)
FUNDS, INC., et al.,)
)
Defendants.)

AFFIDAVIT OF DAVID OESTREICHER

State of Maryland)
) ss.:
City of Baltimore)

David Oestreicher, being first duly sworn, deposes and states:

1. I am Vice President of Defendant T. Rowe Price International Funds, Inc. ("Funds, Inc."). I submit this Affidavit in support of Funds, Inc.'s motion to dismiss the Complaint pursuant to the doctrine of interstate forum non conveniens. I have personal knowledge of the matters set forth herein.

2. Defendant Funds, Inc., a Maryland corporation, has its headquarters and principal place of business in Baltimore, Maryland, and is the issuer of shares of the T. Rowe Price International Stock Fund (the "Fund"). Plaintiff Edmund Woodbury alleges he is a shareholder of the Fund.

3. The challenged conduct — the allegedly improper valuations of portfolio securities of the Fund — did not occur in Illinois; it occurred in Maryland. The vast majority of Fund board meetings and all fair value pricing, and surveillance of market timers occurred in Maryland.

4. Funds, Inc. does not have an office in Illinois. None of its officers resides or works


EXHIBIT
A

in Illinois, and only one of its directors (whom the T. Rowe Price defendants do not intend to call as a witness) resides in Illinois — specifically, Chicago. Funds, Inc. has no employees in Illinois or anywhere else; its activities are carried out, in some measure, by employees of co-defendant T. Rowe Price International, Inc. ("International, Inc.").

5. International, Inc., a Maryland corporation, has provided investment advisory services to the Fund at all relevant times. International, Inc. has no office in Illinois — its offices are located in Maryland and overseas (e.g. England, Singapore, Hong Kong). None of the directors, officers or employees of International, Inc. resides or works in Illinois. All live and/or work in Maryland (or overseas).

6. The pertinent witnesses — especially the officers and employees with direct knowledge about market timing policies and the valuation of the foreign securities — reside and/or work in Maryland.[1] No travel would be required of the witnesses to attend a trial in Maryland — unlike Illinois. Indeed, there is no assurance that all those witnesses would appear at a trial in Illinois. Their attendance at a trial in Illinois would require them to be absent from their work, possibly for an extended period of time. Obviously, any disruption in the work of the persons managing or administering the Fund because of travel would not benefit the Fund or its stockholders.

[1] The witnesses are listed in Exhibit A.

7. Mr. Woodbury himself cannot provide pertinent testimony at the trial; he has no first-hand knowledge of the challenged conduct. The Complaint does not allege a single act by Mr. Woodbury or any member of his purported class.

8. Funds, Inc. and International, Inc. have no business records in Illinois. The relevant business records are located in Maryland.

10. In sum, this purported class action has no connection whatsoever to Illinois other than the fact that Mr. Woodbury, one member of a large potential class, happens to live in Illinois.


SHARON A. GLOVER
NOTARY
PUBLIC
CO., MD.

David Oestreicher

Subscribed and sworn to before me
this 7th day of Jan. , 2005.

Notary Public
Expiration 9/1/2007

EXHIBIT A

Name	Address	Position	Subject
Anthony W. Deering*	Baltimore, MD	Disinterested Director of T. Rowe Price International Stock Fund	Board consideration and approval of fair value pricing policies and procedures
Dr. F. Pierce Linaweaver*	Lutherville, MD	Disinterested Director of T. Rowe Price International Stock Fund	Board consideration and approval of fair value pricing policies and procedures
M. David Testa*	Baltimore, MD, Hobe Sound, FL	Former Director and Vice President of T. Rowe Price International Stock Fund; Former Chairman of the Board and Director of T. Rowe Price International, Inc.; Former Chief Investment Officer, Director and Vice President of T. Rowe Price Associates, Inc.	Board consideration and approval of fair value pricing policies and procedures; conception and creation of fair value pricing policies and procedures
James S. Riepe	Baltimore, MD	Chairman of the Board and Director of T. Rowe Price International Stock Fund; Director, T. Rowe Price International, Inc.; Director and Vice President of T. Rowe Price Associates, Inc.	Board consideration and approval of fair value pricing policies and procedures
Roger L. Fiery	Baltimore, MD	Vice President of the T. Rowe Price International Stock Fund, T. Rowe Price International, Inc and T. Rowe Price Associates, Inc.; Member of the Valuation Committee	Implementation of fair value pricing procedures

Kenneth D. Fuller*	Baltimore, MD	Vice President of T. Rowe Price Associates, Inc.; Member of the Valuation Committee	Implementation of fair value pricing procedures; conception and creation of fair value pricing policies and procedures
Joseph A. Carrier	Baltimore, MD	Treasurer of T. Rowe Price International Stock Fund; Vice President of T. Rowe Price Associates, Inc., Chairman of Valuation Committee	Implementation of fair value pricing procedures
Chet Godrick*	Baltimore, MD	PricewaterhouseCoopers LLP	Audit of fair value pricing procedures

** non-party witness*